Filed by Abitibi-Consolidated Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

Subject Company: AbitibiBowater Inc.

Commission File No.: 333-141428

Forward-Looking Statements

Any statements made regarding the proposed combination between Abitibi-Consolidated Inc. and Bowater Incorporated, the expected timetable for completing the combination, benefits or synergies of the combination, and other statements contained in this news release that are not historical fact are forward-looking statements that are based on management’s beliefs, certain assumptions and current expectations. These statements may be identified by the use of forward-looking terminology such as the words “expects,” “projects,” “intends,” “believes,” “anticipates” and other terms with similar meaning indicating possible future events or actions or potential impact on the businesses or shareholders of Abitibi-Consolidated and Bowater. Such statements include, but are not limited to, statements about future financial and operating results, Abitibi-Consolidated’s and Bowater’s plans, objectives, expectations and intentions, the markets for Abitibi-Consolidated’s and Bowater’s products, the future development of Abitibi-Consolidated’s and Bowater’s business, and the contingencies and uncertainties to which Abitibi-Consolidated and Bowater may be subject and other statements that are not historical facts. This news release also includes information that has not been reviewed by either company’s independent auditors. There is no assurance the combination contemplated in this news release will be completed at all, or completed upon the same terms and conditions described. All forward-looking statements in this news release are expressly qualified by information contained in each company’s filings with regulatory authorities.

The following factors, among others, could cause actual results to differ materially from those set forth in the forward-looking statements: the ability to obtain required governmental or third party approvals of the combination on the proposed terms and schedule and without material concessions; the failure of Abitibi-Consolidated or Bowater shareholders to approve the combination; the exercise by a material percentage of Abitibi-Consolidated shareholders of their dissent rights; the risk that the businesses will not be integrated successfully; the risk that the cost savings and other expected synergies from the combination may not be fully realized or may take longer to realize than expected; and disruption from the combination making it more difficult to maintain relationships with customers, employees or suppliers. Additional factors that could cause Abitibi-Consolidated’s and Bowater’s results to differ materially from those described in the forward-looking statements can be found in the periodic reports filed by Abitibi-Consolidated and Bowater with the SEC and the Canadian securities regulatory authorities and available at the SEC’s internet site (http://www.sec.gov) and on SEDAR (http://www.sedar.com). Neither Abitibi-Consolidated nor Bowater undertakes and each specifically disclaims, any obligation to update or revise any forward-looking information, whether as a result of new information, future developments or otherwise.

Additional Information and Where to Find It

In connection with the proposed combination, AbitibiBowater has filed and the Securities and Exchange Commission (SEC) has declared effective a registration statement on Form S-4, which includes a definitive proxy statement of Bowater, a prospectus of AbitibiBowater and a management information circular of Abitibi-Consolidated. Shareholders are urged to read the joint proxy statement/prospectus/management information circular regarding the proposed combination, and any other relevant documents filed or to be filed by Abitibi or Bowater because they contain or will contain important information. Shareholders may obtain a free copy of the definitive joint proxy statement/prospectus/management information circular, as well as other filings containing information about Abitibi-Consolidated and Bowater, without charge, at the SEC’s internet site (http://www.sec.gov) and on SEDAR (http://www.sedar.com). Copies of the definitive joint proxy statement/prospectus/management information circular and the filings with the SEC and the Canadian securities regulatory authorities that will be incorporated by reference in the definitive joint proxy statement/prospectus/management information circular can also be obtained, without charge, by directing a request to Abitibi-Consolidated, 1155 Metcalfe Street, Suite 800, Montréal, Québec, Canada H3B 5H2, Attention: Investor Relations Department, (514) 875-2160, or to Bowater, 55 E. Camperdown Way, Greenville, SC, USA, 29602, Attention: Investor Relations Department, (864) 282-9473.

Participants in the Solicitation

Abitibi-Consolidated, Bowater and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed combination. Information regarding Abitibi-Consolidated’s directors and executive officers is available in Abitibi-Consolidated's Annual Information Form for the year ended December 31, 2006 filed on SEDAR by Abitibi-Consolidated on March 15, 2007 (which was filed with the SEC on March 15, 2007 on Form 40-F), and the management proxy circular with respect to Abitibi-Consolidated’s 2007 Annual Meeting of Shareholders filed by Abitibi-Consolidated on SEDAR on April 5, 2007 (which was filed with the SEC on April 5, 2007 on Form 6-K). Information regarding Bowater’s directors and executive officers is available in the Annual Report on Form 10-K for the year ended December 31, 2006 filed with the SEC by Bowater on March 1, 2007, as amended by Amendment No. 1 filed with the SEC by Bowater on April 30, 2007 and in the definitive proxy statement with respect to Bowater’s 2007 Annual Meeting of Stockholders which is included in the registration statement on Form S-4 filed by AbitibiBowater on March 20, 2007, as amended, and which was filed with the SEC by Bowater on June 25, 2007 under cover of Schedule 14A. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the definitive proxy statement/prospectus/management information circular and other relevant materials filed or to be filed with the SEC and the Canadian securities regulatory authorities.

_________________

EXPLANATORY NOTE

The following scripts are to be used by proxy solicitors in connection with the Abitibi-Consolidated Inc. special meeting of shareholders.

ABITIBI-CONSOLIDATED INC. (ABITIBI)

SPECIAL MEETING OF SHAREHOLDERS

(TSX: A; NYSE: ABY)

Meeting Date:      10:00 a.m. (EDT) on July 26, 2007

Proxy Cutoff:       5:00 p.m. (EDT) on July 25, 2007

Election Deadline: 5:00 p.m. (EDT) on July 24, 2007

Record Date:        June 20, 2007

In-bound Script to Shareholders

Thank you for calling Abitibi-Consolidated’s inquiries line, my name is <name> how may I help you today? <Answer questions> Can I speak to you briefly about the proposed Arrangement necessary to effect the combination of Abitibi and Bowater Incorporated (combined company will then be called AbitibiBowater Inc.)?

IF YES	IF NO

Thank you.

Do you have a copy of the “Joint Proxy Statement/Prospectus/Management Information Circular”? These documents can be found online at www.sedar.com (search for Abitibi- Consolidated Inc. or Bowater Incorporated, then click on “view this public company’s documents”) or at www.sec.gov (see Filings and Forms (EDGAR)).

Abitibi shareholders are being asked to vote FOR the adoption of the Abitibi Shareholders’ Resolution approving the plan of arrangement and the combination agreement.

Exchange Options – Abitibi shareholders have the following options to exchange each issued and outstanding share:

•     0.06261 of a Bowater Canada exchangeable share, with Bowater Canada exchangeable shares being subsequently exchangeable at any time for shares of AbitibiBowater common stock, or

•     0.06261 of a share of AbitibiBowater common stock, or

•     A combination of Bowater Canada exchangeable shares and shares of AbitibiBowater common stock, provided that the total number of shares you receive under the arrangement shall not exceed the number of Abitibi common shares you currently hold multiplied by the Abitibi exchange ratio.

NOTE: Only eligible Canadian residents may elect to receive Bowater Canada exchangeable shares.

Upon completion of the combination, it is estimated that former Abitibi shareholders will own approximately 48% and former Bowater stockholders (including current holders of Bowater Canada exchangeable shares) will own approximately 52% of the outstanding equity interests and voting rights of AbitibiBowater (either directly or through the ownership of Bowater Canada exchangeable shares).

Here are a few key reasons it is recommended that you vote in favor of the resolution approving the plan of arrangement:

1. Anticipated Synergies: The combination is expected to result in cost savings and other benefits over time, which are estimated at US$250m of annualized cost saving synergies within two years, plus the benefits from cost saving measures currently being implemented by Bowater and Abitibi separately.

2. A leader in the Publication Papers Industry: The Board of Abitibi believes that AbitibiBowater would be a leader in the publications papers industry, stronger both operationally and financially. It also believes that the combined company will be better able to meet changing customer needs and compete more effectively.

3. Opportunity to Participate in Ownership of a Larger Company: With the combination, Abitibi shareholders have an opportunity to participate in the ownership of a larger, financially stronger company.

May I please give you our toll-free number and website address if you have any questions?

Call

1-866-639-7993

or online at:

www.sedar.com (see Abitibi- Consolidated Inc. or Bowater Incorporated)

or

www.sec.gov

(see Filings and Forms (EDGAR))

the company’s website is:

www.abitibiconsolidated.com

Thank you for your time.

- 2 -
The Board of Directors of Abitibi recommends that Shareholders vote FOR the Arrangement Resolution.

As Beneficial Shareholders you must contact your broker or other nominee to obtain a broker voting instruction form and for other instructions as to how to vote your shares.

As Registered Shareholders please submit your proxy form promptly by telephone, via the internet or by signing, dating and returning the appropriate enclosed proxy form (BLUE) in the envelope provided.

If you have any questions or require further assistance, we can be reached at 1-866-639-7993. Thank you very much for your time. Have a nice day/night!

Remember: Speak slowly, especially when providing a phone number.

Rep - please provide written comments of the following:

1) Will Vote,    2) Undecided (provide written comments),    3) Will Not Vote (provide written comments)

ABITIBI-CONSOLIDATED INC. (ABITIBI)

SPECIAL MEETING OF SHAREHOLDERS

(TSX: A; NYSE: ABY)

Meeting Date:      10:00 a.m. (EDT) on July 26, 2007

Proxy Cutoff:       5:00 p.m. (EDT) on July 25, 2007

Election Deadline: 5:00 p.m. (EDT) on July 24, 2007

Record Date:        June 20, 2007

Out-bound Script to Shareholders

Hello, my name is <insert your name>, and I’m calling to speak with <insert shareholder name> on behalf of ABITIBI-CONSOLIDATED INC. <wait for response...>. May I speak to you briefly about the upcoming special shareholders’ meeting? <wait for response...>

IF YES	IF NO

Thank you.

Do you have a copy of the “Joint Proxy Statement/Prospectus/Management Information Circular”? These documents can be found online at www.sedar.com (search for Abitibi- Consolidated Inc. or Bowater Incorporated, then click on “view this public company’s documents”) or www.sec.gov (see Filings and Forms (EDGAR)).

Abitibi shareholders are being asked to vote FOR the adoption of the Abitibi Shareholders’ Resolution approving the plan of arrangement and the combination agreement.

Exchange Options – Abitibi shareholders have the following options to exchange each issued and outstanding share:

•     0.06261 of a Bowater Canada exchangeable share, with Bowater Canada exchangeable shares being subsequently exchangeable at any time for shares of AbitibiBowater common stock, or

•     0.06261 of a share of AbitibiBowater common stock, or

•     A combination of Bowater Canada exchangeable shares and shares of AbitibiBowater common stock, provided that the total number of shares you receive under the arrangement shall not exceed the number of Abitibi common shares you currently hold multiplied by the Abitibi exchange ratio.

NOTE: Only eligible Canadian residents may elect to receive Bowater Canada exchangeable shares.

Upon completion of the combination, it is estimated that former Abitibi shareholders will own approximately 48% and former Bowater stockholders (including current holders of Bowater Canada exchangeable shares) will own approximately 52% of the outstanding equity interests and voting rights of AbitibiBowater (either directly or through the ownership of Bowater Canada exchangeable shares).

Here are a few key reasons it is recommended that you vote in favor of the resolution approving the plan of arrangement:

1. Anticipated Synergies: The combination is expected to result in cost savings and other benefits over time, which are estimated at US$250m of annualized cost saving synergies within two years, plus the benefits from cost saving measures currently being implemented by Bowater and Abitibi separately.

2. A leader in the Publication Papers Industry: The Board of Abitibi believes that AbitibiBowater would be a leader in the publications papers industry, stronger both operationally and financially. It also believes that the combined company will be better able to meet changing customer needs and compete more effectively.

3. Opportunity to Participate in Ownership of a Larger Company: With the combination, Abitibi shareholders have an opportunity to participate in the ownership of a larger, financially stronger company.

May I please give you our toll-free number and website address if you have any questions?

Call

1-866-639-7993

or online at:

www.sedar.com (see Abitibi- Consolidated Inc. or Bowater Incorporated)

or

www.sec.gov

(see Filings and Forms (EDGAR))

the company’s website is:

www.abitibiconsolidated.com

Thank you for your time.

- 2 -
The Board of Directors of Abitibi recommends that Shareholders vote FOR the Arrangement Resolution.

As Beneficial Shareholders you must contact your broker or other nominee to obtain a broker voting instruction form and for other instructions as to how to vote your shares.

As Registered Shareholders please submit your proxy form promptly by telephone, via the internet or by signing, dating and returning the appropriate enclosed proxy form (BLUE) in the envelope provided.

If you have any questions or require further assistance, we can be reached at 1-866-639-7993. Thank you very much for your time. Have a nice day/night!

Answering Machine Message:

“Hello, this message is for <insert shareholder name>. This is <insert your name>, and I’m calling on behalf of Abitibi-Consolidated Inc. At the upcoming special Abitibi shareholders’ meeting, shareholders are being asked to VOTE FOR the Arrangement Resolution approving the plan of arrangement and the combination agreement of Abitibi and Bowater Incorporated. Your vote is important. Please vote your proxy as soon as possible but no later than 5 pm (EDT) on July 25, 2007. If you have any questions or require further assistance, we can be reached at 1-866-639-7993. Thank you very much for your time. Have a nice day/night!”

Remember: Speak slowly, especially when providing a phone number.

Rep - please provide written comments of the following:

1) Will Vote,    2) Undecided (provide written comments),    3) Will Not Vote (provide written comments)